Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276774

PROSPECTUS SUPPLEMENT

(to Prospectus dated February 5, 2024)

4,755,556 American Depositary Shares representing 47,555,560 Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 5, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-276774), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on September 23, 2024 (the “September 23, 2024 Form 6-K”). Accordingly, we have attached the September 23, 2024 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On September 20, 2024, the last reported sale price of the ADSs on Nasdaq was $0.3247 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 23, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 23, 2024, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Therapeutics Announces Presentation of EVT801 Clinical Data at 15th Biennial Ovarian Cancer Research Symposium”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated September 23, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 23 September 2024

Exhibit 99.1

23 September 2024

Kazia Therapeutics Announces Presentation of EVT801 Clinical Data

at 15th Biennial Ovarian Cancer Research Symposium

Sydney, September 23, 2024 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, is pleased to announce the presentation of data highlighting promising clinical activity of EVT801 in high grade serous (HGS) Ovarian Cancer at the 15th Biennial Ovarian Cancer Research Symposium, co-presented by American Association of Cancer Research (AACR) and the Rivkin Center for Ovarian Cancer Research on Saturday, September 21, 2024 in Seattle Washington.

Dr. John Friend, CEO Kazia Therapeutics presented preliminary data from a Phase 1 first-in-human clinical trial evaluating the safety and tolerability of EVT801, a highly selective small molecule VEGFR3 inhibitor targeting tumour angiogenesis. The Phase 1 study met its primary objectives, with the maximal tolerated dose identified at 500mg twice a day (BID). The Phase 1 study also identified the recommended Phase 2 dose starting at 400mg BID. It was observed that EVT801 was tolerated across all doses, with the majority of toxicities being mild to moderate and transient in nature.

Key points of the presentation included:

•	A total of 26 patients were treated across 6 dosing cohorts ranging from 50mg once daily (QD) to 500mg twice daily (BID)

•

Patients with eleven different cancer types (ex. colon, renal cell, pancreatic) were enrolled in the study, with heavily pretreated advanced ovarian cancer being the most prevalent indication (11 patients)

•	Biomarkers have shown strong VEGFR3 expression in multiple indications, including ovarian cancer

•	Encouraging clinical activity in High Grade Serous ovarian cancer patients with forty-six percent (46%) having stable disease or for at least three cycles, including two patients who received 9 cycles

•	One patient had a partial response (-39% decrease) after 2 cycles of EVT801 therapy

Dr John Friend, CEO of Kazia Therapeutics, commented: “I was honored to participate at the Ovarian Cancer Research Symposium and present our findings to fellow clinicians and ovarian cancer researchers from around the globe. Ovarian cancer is often diagnosed at late stages with poor patient prognosis, so the data from the Phase 1 study is extremely encouraging and gives us confidence that we could potentially have a first-in-class VEGFR-3 inhibitor with EVT801.”

Abstract: Phase I study of EVT801, a VEGFR-3 inhibitor, shows promising clinical activity in HGS ovarian cancer

https://www.xcdsystem.com/rivkin/program/ZR7NvO4/index.cfm?pgid=1697

September 21, 2024 – 11:30am-1:30pm

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported early signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, has been completed with presentation of paxalisib arm data expected later in 2024 at a major medical conference. Other clinical trials involving paxalisib are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024.

For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential benefits of EVT801 as a VEGFR3 inhibitor and the potential market opportunity for EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO.